April 26, 2022

Filed via EDGAR
Ms. Alison White
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Subject:	Franklin Templeton ETF Trust (the “Trust”)
(File Nos. 333-208873; 811-23124)

Dear Ms. White:
On behalf of the Trust, submitted herewith via the EDGAR system is the response to the comment conveyed by the staff of the U.S. Securities and Exchange Commission via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 77/81 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on March 4, 2022, under the Securities Act of 1933 and the Investment Company Act of 1940, as amended, to reflect material changes to the name, investment objective, principal investment strategies and risks, among other changes, to the Franklin Municipal Green Bond ETF (formerly, Franklin Liberty Federal Tax-Free Bond ETF) series of the Trust.  Terms not defined herein have the meaning set forth for that term in the Amendment.
1.
Comment:  Please confirm the Fund’s fee waiver agreement extends for at least one year from the effective date of the prospectus as per Instruction 3(e) to Item 3 of Form N-1A and update footnote 1 to the fee and expense table accordingly.

Response: The Fund so confirms and has revised the disclosure as requested.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,
/s/ Navid Tofigh
Navid Tofigh
Vice President and Secretary
Franklin Templeton ETF Trust

cc: Julie Patel
      Miranda Sturgis